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                                                 EXHIBIT (a)(1)(F)

                                                             July 26, 2001

To Our Shareholders:

    Independence Holding Company is offering to purchase up to 100,000 shares of its common stock from existing shareholders. The price will not be in excess of $16.75 nor less than $15.00 per share. IHC is conducting the offer through a procedure commonly referred to as a 'Modified Dutch Auction.' This procedure allows you to select the price within the specified range at which you are willing to sell your Shares of IHC. The actual purchase price will be determined by IHC in accordance with the terms of the offer.

    Any shareholder whose shares are properly tendered directly to EquiServe, the Depositary for the offer, and purchased pursuant to the offer will receive the net purchase price in cash, without interest. Shareholders who own fewer than 100 shares should note that the offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts.

    The offer gives shareholders an opportunity to sell their shares on potentially more favorable terms than would otherwise be available in the current market. The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

    Neither IHC nor the Board of Directors of IHC makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender such shareholder's shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered.

    The offer will expire at 5:00 p.m., Eastern time, on August 23, 2001, unless extended by IHC. If you have any questions regarding the offer or need assistance in tendering your shares, please contact EquiServe at
(800) 736-3001.

                                            Sincerely,

                                            ROY T. K. THUNG
                                            President and Chief Executive
                                            Officer